SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

11 August 2021

Publication of Supplementary Circular

Following the announcement of the half-year interim results of Prudential plc ("Prudential") for the six-month period ended 30 June 2021 on 11 August 2021, the Group announces that a supplementary circular (the " Supplementary Circular") relating to the demerger of Jackson Financial Inc. ("Jackson") from Prudential (the "Demerger") has been published today and will shortly be posted to Prudential's shareholders.

The Supplementary Circular relates solely to the half-year interim results of Prudential and is supplementary to and must be read in conjunction with the circular dated Friday 6 August 2021 (the "Circular"), previously sent to Shareholders and available on Prudential's website (http://www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents).

The Supplementary Circular is now available on Prudential's website (http://www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents). A copy of the Supplementary Circular has been submitted to the National Storage Mechanism and will shortly be available for viewing at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

It remains the case that a general meeting relating to the Demerger will be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00am London time (5.00pm Hong Kong / Singapore time) on Friday 27 August 2021. Further details are set out in the Circular and the notice of general meeting contained within it.

Subject to shareholder approval, it is expected that "when-issued"1 trading of the Jackson shares on the New York Stock Exchange will commence on Wednesday 1 September 2021, the Demerger will complete on Monday 13 September 2021, and that "regular way"2 trading of the Jackson shares on the New York Stock Exchange will commence on Monday 20 September 2021.

1 When-issued trading in the context of the Demerger refers to, in the period on or before the day on which the proposed in-specie distribution of shares of Class A common stock in Jackson (the "Jackson Shares") to effect the Demerger (the "Demerger Dividend") is declared, trading of Jackson Shares which is conditional on the proposed declaration of the
  Demerger Dividend, and in the period after the day on which the Demerger Dividend is declared but before the commencement of regular way trading, trading of Jackson Shares which is unconditional but for settlement on a delayed basis.

2 Regular-way trading refers to trading after the security has been distributed and is available for normal trade settlement. This typically means a trade that settles on the second full trading day following the date of the trade.

Contacts

Media		Investors/Analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Jackson
Jackson® is committed to helping clarify the complexity of retirement planning-for you and your clients. Our range of annuity products, financial know-how, history of award-winning service* and streamlined experiences strive to reduce the confusion that complicates your clients' plans. We believe by providing clarity for all today, we can help drive better outcomes for tomorrow. For more information, visit https://www.jackson.com.

*SQM (Service Quality Measurement Group) Contact Center Awards Program for 2004 and 2006-2019. (To achieve world-class certification, 80% or more of call-center customers surveyed must have rated their experience as very satisfied, the highest rating possible.)

Regulatory disclosures
The record time to determine entitlement to receive the in-specie dividend is 6.00pm (UK time) on Thursday 2 September 2021 for shareholders who are registered on Prudential's UK register, and 5.00pm (Hong Kong time) on Thursday 2 September 2021 for shareholders who are registered on Prudential's Hong Kong branch register.  A meeting of the board of directors of Prudential will be held on Monday 13 September 2021 to consider and, if thought fit, to approve payment of the in-specie dividend to effect the Demerger.

Singapore Holders
Any person holding an interest in Prudential Shares through The Central Depository (Pte) Limited ("CDP") in Singapore that wishes to remove such interest in the Prudential Shares from the CDP to the Central Clearing and Settlement System, or the person's depositary agent, should submit the duly executed CDP transfer form and payment of the applicable transfer charges, tax and other charges to CDP by 5.00pm (Singapore Time) on Thursday 26 August 2021. Further details are set out in the Circular. The CDP transfer form is available on the Singapore Exchange Securities Trading Limited website at https://api2.sgx.com/sites/default/files/2019-03/Request%20for%20Cross%20Border%20Securities%20Transfer%20%28Others%29%20-%20Editable%20201903.pdf.

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer